Exhibit 3.71(a)

3418880
ARTICLES OF INCORPORATION OF
USP ENCINITAS ENDOSCOPY, INC.

I

The name of this corporation is USP Encinitas Endoscopy, Inc.

II

The purpose of this corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of California other than the banking business, the trust company business or the practice of a profession permitted to be incorporated by the California Corporation code.

III

The name and address in the State of California of this corporation’s initial registered agent for service of process is:

CT Corporation System

IV

The corporation is authorized to issue only one class of shares of stock and the total number of shares which this corporation is authorized to issue is 1,000.

Dated:	September 26, 2011	/s/ Jenetha Moran
Jenetha Moran, Incorporator

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